UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
ASPEN TECHNOLOGY, INC.
(Name of Subject Company (Issuer))
EMERSON ELECTRIC CO.
(Names of Filing Persons (Offeror))
Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)
045327103
(Cusip Number of Class of Securities)

Michael Tang
Senior Vice President, Secretary & General Counsel
Emerson Electric Co.
8027 Forsyth Boulevard
St. Louis, MO 63105
314-553-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)
With copies to:
Phillip R. Mills Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4618	Cheryl Chan Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4503

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐ Rule 13e–4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer by Emerson Electric Co., a Missouri corporation (“Parent”), through Emersub CXV, Inc. (“Purchaser”), a Delaware corporation and its wholly-owned subsidiary, to acquire all of the issued and outstanding shares of common stock, par value $0.0001 per share, of Aspen Technology, Inc., a Delaware corporation (the “Company”), that are not already owned by Parent.
On February 7, 2025, Parent issued the following statement to the media.
“We remain confident in the benefits of the announced transaction with AspenTech, which was negotiated with and unanimously recommended by the independent AspenTech Special Committee, and provides AspenTech minority shareholders the opportunity to tender their shares at a compelling and certain value of $265 per share in cash. Emerson will continue to be a disciplined acquiror and will only pursue transactions that are in the best interests of its shareholders and meet its strategic and financial criteria. Shareholders will have an opportunity to review the comprehensive rationale for the AspenTech board of directors’ recommendation that shareholders tender into Emerson’s tender offer in the Schedule 14D-9 solicitation and recommendation statement to be released with the opening of the tender offer anticipated for Monday, February 10th.”

FORWARD-LOOKING STATEMENTS
This communication contains forward-looking statements related to Emerson, AspenTech and the proposed acquisition by Emerson of the outstanding shares of common stock of AspenTech that Emerson does not already own that are subject to risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of the companies and members of their senior management team. Forward-looking statements include, without limitation, statements regarding the business combination and related matters, prospective performance and opportunities, post-closing operations and the outlook for the companies’ businesses, including, without limitation, future financial results, synergies, growth potential, market profile, business plans and expanded portfolio; the competitive ability and position of the combined company; filings and approvals relating to the proposed transaction; the ability to complete the proposed transaction and the timing thereof; difficulties or unanticipated expenses in connection with integrating the companies; and any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include: (1) the risk that the non-waivable condition that at least a majority of the AspenTech common stock held by minority stockholders be tendered is not met; (2) the risk that a transaction with AspenTech may not otherwise be consummated; (3) uncertainties as to the timing of the tender offer and merger; (4) the possibility that competing offers will be made; (5) the possibility that various closing conditions to the proposed transaction may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction or may require conditions, limitations or restrictions in connection with such approvals; (6) unexpected costs, charges or expenses resulting from the proposed transaction; (7) uncertainty of the expected financial performance of AspenTech following completion of the proposed transaction; (8) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction; (9) inability to retain and hire key personnel; (10) the occurrence of any event that could give rise to termination of the proposed transaction; (11) potential litigation in connection with the proposed transaction or other settlements or investigations that may affect the timing or occurrence of the contemplated transaction or result in significant costs of defense, indemnification and liability; (12) evolving legal, regulatory and tax regimes; (13) changes in economic, financial, political and regulatory conditions, in the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics, geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent U.S. administration; (14) the ability of Emerson and AspenTech to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions; (15) the impact of public health crises, such as pandemics and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; (16) actions by third parties, including government agencies; (17) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (18) the risk that disruptions from the proposed transaction will harm Emerson’s and AspenTech’s business, including current plans and operations; (19) certain restrictions during the pendency of the acquisition that may impact AspenTech’s ability to pursue certain business opportunities or strategic transactions; (20) Emerson’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; and (21) other risk factors as detailed from time to time in the companies’ periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K. All forward-looking statements are based on information currently available to Emerson and AspenTech, and Emerson and AspenTech assume no obligation and disclaim any intent to update any such forward-looking statements.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
The tender offer described in this document has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of AspenTech, nor is it a substitute for any tender offer materials that Emerson, Purchaser or AspenTech will file with the SEC. A solicitation and an offer to buy shares of AspenTech will be made only pursuant to an offer to purchase and related materials that Emerson and Purchaser intend to file with the SEC. At the time the tender offer is commenced, Emerson and Purchaser will file a Tender Offer Statement on Schedule TO and a Schedule 13E-3 with the SEC, and AspenTech will file a Solicitation/Recommendation Statement on Schedule 14D-9 and a Schedule 13E-3 with the SEC with respect to the tender offer. ASPENTECH’S STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER TENDER OFFER DOCUMENTS), THE SCHEDULE 13E-3 AND THE SOLICITATION/RECOMMENDATION STATEMENT BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. The Offer to Purchase, the related Letter of Transmittal and other tender offer documents, the Schedule 13E-3s, as well as the Solicitation/Recommendation Statement, will be sent to all stockholders of AspenTech at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Emerson or AspenTech. Free copies of these materials and certain other offering documents will be made available for request by mail to Emerson Electric Co., 8027 Forsyth Boulevard, St. Louis, Missouri 63105 attention: Colleen Mettler, by phone at (314) 553-2197, or by directing requests for such materials to the information agent for the offer, which will be named in the Tender Offer Statement. Copies of the documents filed with the SEC by AspenTech will be available free of charge under the “Investor Relations” section of AspenTech’s internet website at http://ir.aspentech.com/.
In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, the Schedule 13E-3s as well as the Solicitation/Recommendation Statement, Emerson and AspenTech file annual, quarterly and current reports, proxy statements and other information with the SEC. Emerson’s and AspenTech’s filings with the SEC are also available for free to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.